

VectorGlobal WMG, Inc.

Statement of Financial Condition

December 31, 2018

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER

8-45715

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/01/2018___ AND ENDING ___12/31/2018___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VectorGlobal WMG, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1001 Brickell Bay Dr., Suite 1900
                        (No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar Mejia   (305) 350-3352
                                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
                        (Name - if individual, state last, first, middle name)

1450 Brickell Avenue, 18th Floor,	Miami	Florida	33131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

**Potential persons who are to respond to the collection of information
Contained in this form are not required to respond unless the form
Displays a currently valid OMB control number**

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Oscar M. Mejia _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ VectorGlobal WMG, Inc. _____, as of _____ December 31, 2018 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

_____

_____

_____



_____
(Signature)

Principal Financial Officer
(Title)



_____
(Notary Public)

GENARO R IMMEDIATO
MY COMMISSION # FF945361
EXPIRES January 29, 2020
(407) 398-0*53   FloridaNotaryService.com

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

C O N T E N T S

	Page



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
 VectorGlobal WMG, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of VectorGlobal WMG, Inc. (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of VectorGlobal WMG, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to VectorGlobal WMG, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Morrison, Brown, Argiz & Farra

We have served as VectorGlobal WMG, Inc.'s auditors since 2015.

Miami, Florida
February 28, 2019

VECTORGLOBAL WMG, INC. **(a wholly owned subsidiary of Vectormex International, Inc.)**
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CASH AND CASH EQUIVALENTS	$	565,399
CERTIFICATE OF DEPOSIT		3,447
DEPOSIT WITH CLEARING ORGANIZATION		250,000
RECEIVABLE FROM BROKERS		1,626,331
INVESTMENT SECURITIES, AT FAIR VALUE		3,621,443
DUE FROM RELATED PARTIES		942,495
PROPERTY AND EQUIPMENT, NET		196,979
DEFERRED TAX ASSET		123,927
OTHER ASSETS		2,375,993
	$	9,706,014

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	1,486,940
Accrued bonus payable		1,015,633
Due to related parties		325,702
Deferred rent		111,843
Deferred tax liabilities		18,509
Total liabilities		2,958,627
COMMITMENTS AND CONTINGENCY (NOTES 9 & 12)		
STOCKHOLDER'S EQUITY		6,747,387
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$	9,706,014

See accompanying notes.

NOTE 1.   ORGANIZATION AND BUSINESS

VectorGlobal WMG, Inc., (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's principal business is securities brokerage of primarily U.S. and Latin American securities. These activities are related to the facilitation of transactions for its customers, which include high net worth individuals, institutional investors, and other financial institutions. Customer transactions are introduced to and cleared through clearing and custodial brokers.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market instruments with an original maturity of three months or less at date of acquisition to be cash equivalents. Primarily all cash and cash equivalents were held or custodied at a U.S. financial institution. The Company during the ordinary course of business, may maintain balances in excess of insured limits.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental authorities and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Receivable from brokers

As of December 31, 2018, Receivable from Brokers consisted primarily of commissions receivable. This amount was subsequently collected in January 2019.

Fair Value Hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> • *Level 1*. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
> • *Level 2*. Inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly.
> • *Level 3*. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Securities, at Fair Value

During the year, the Company continued to hold and reinvest in various corporate bonds, diversified among different issuers. The Company did, however, withdraw a net of about $900,000 of the amount invested in similar bonds from the year prior. The bonds held at year-end mature on or before November 2019. The Company may continue to invest available funds in short-term bonds during the coming fiscal year.

As of December 31, 2018, the total market value of these corporate bonds, diversified among different issues was approximately $3,001,000. The fair value of these bonds was determined by the most recent transactions in said bonds on the over the counter market at the end of the fiscal year, making them Level 2 positions.

The Company also continued to maintain investments in various mutual funds. These funds are to remain invested and rebalanced periodically, based on the mutual fund distributions of the Company's model portfolios, as determined by its internal investment committee. As of December 31, 2018, the total market value of these mutual funds was approximately $620,000. The fair value of these mutual funds was determined by the quoted prices at the end of the fiscal year, making them Level 1 positions.

Certificates of Deposit

The Company maintains a certificate of deposit in Colombia which acts as a security deposit for its offices in that country. At December 31, 2018, this deposit amounts to $3,447 and is held in Colombian Pesos and is subject to foreign exchange risk.

Deposit with Clearing Organization

The Company collects net revenues from trading activities in its various accounts held with its custodian. As this is generally cash-on-hand or realized cash receivables that the Company can access on the measurement date.

Due from Related Parties

Amounts due from related parties are stated at the outstanding balance of funds due for repayment of cash advances and charges for services rendered. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Furniture and fixtures, computer equipment, office equipment and software are carried at cost and are depreciated on a straight-line basis using an estimated useful life of three to five years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the improvement or the term of the lease.

Employee Advances

The Company may offer an incentive to newly-hired brokers whereby an incremental amount is paid to these brokers for net new assets introduced to the Company in anticipation of the expected revenue to be generated from these assets. These payments are calculated and paid-out on a quarterly basis, and promissory notes are issued against these payments, requiring that the employee remain in good standing with the Company for the life of the promissory note. If the broker violates the terms, the entire amount is immediately due for repayment to the Company. However, if the terms are met, the promissory note is forgiven at expiration. The Company records an asset for these promissory notes and amortizes them until expiration (See Note 6).

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2015.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense. The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

LEASE ACCOUNTING

In February 2016, the FASB issued an accounting standard update which amends the accounting for leases by lessees and lessors. The primary change from the new guidance is the recognition of right-of-use asset and liabilities for those leases classified as operating leases. Adoption provides retrospective transition as of the beginning of the earliest comparative period presented in the financial statements in which the entity first applies the new standard or prospectively with an adjustment as of the beginning of the period of adoption. The Company adopted the new lease accounting guidance as of January 1, 2019, which will result in a gross up of the statement of financial condition due to recognition of right-of-use assets and lease liabilities. These amounts will be based on the present value of the remaining operating lease payments. The Company continues to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact the Company's current conclusions.

NOTE 3. FAIR VALUE MEASUREMENTS ON A RECURRING BASIS

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018. There were no transfers between levels during the year 2018.

	Level 1	Level 2	Level 3	Total
ASSETS				
Investment Securities, at fair value	619,713	3,001,730	-	3,621,443
TOTALS	$ **619,713**	$ **3,001,730**	$ -	$ **3,621,443**

There are no assets or liabilities measured at fair value on a non-recurring basis.

NOTE 4.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2018 consist of the following:

Leasehold improvements	$ 356,957
Office equipment	165,832
Computer equipment	259,526
Furniture and fixtures	521,289
Software	73,888
	1,377,492
Less: accumulated depreciation and amortization	(1,180,513)
	$ 196,979

NOTE 5.   OTHER ASSETS

Other assets at December 31, 2018 consist of the following:

Employee advances	$ 2,268,817
Rent deposits	31,178
Prepaid expenses	75,870
Other	128
	$ 2,375,993

NOTE 6.   INCOME TAXES

The Company files a consolidated Federal income tax return and combined Florida, Texas, New York and New York City tax returns with its Parent and computes its federal and state tax provision on a separate-company basis. The Company files a separate tax return with the state of New Jersey.

NOTE 6.   INCOME TAXES

Inventory of Deferred Tax Assets / Liabilities:

Deferred Tax Assets:	2018
Accruals	20,572
Accrued Exp. – Foreign Related Party	76,936
Deferred Rent Liability	26,419
Total Deferred Tax Assets	**123,927**
Deferred Tax Liabilities:	
Unrealized Gain on Securities	(17,087)
Fixed Assets	(1,422)
Net Deferred Tax Liability	**(18,509)**
Net Deferred Tax Asset/(Liability)	**$ 105,418**

NOTE 7.   RELATED PARTY TRANSACTIONS

Ultimate Parent and Parent

At December 31, 2018, the Company owed $175,702 to the Ultimate Parent and another $150,000 to a foreign subsidiary of the Parent. These amounts include the remaining balance of the accrual for corporate taxes owed to the tax-paying Parent and are included in due to related parties in the accompanying statement of financial condition, are non-interest bearing, unsecured, and due on demand.

At December 31, 2018, the amount due from related parties of $942,495 consists of advance payments made to a foreign subsidiary of the Parent, as well as fees associated with client referrals provided by the Company to the Ultimate Parent. These amounts are non-interest bearing, unsecured, and due on demand.

NOTE 8.   COMMITMENTS AND CONTINGENCY

Lease Commitments

The Company has a non-cancellable operating lease for its main office space in Miami, Florida that expires in June 2021. The Company also has a non-cancellable operating lease in The Woodlands, Texas that expires in November 2022. These two leases contain provisions for rent escalations and periods in which rent payments are reduced (abated). The Company records monthly rent expense on a straight-line basis over the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred Rent" which is reflected as a separate line item in the accompanying statement of financial condition.

Approximate future annual rent payments are as follows:

Year ended December 31,	
2019	565,000
2020	579,000
2021	325,000
2022	58,000
Total future minimum payments required	$ 1,527,000

Contingency

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. Management believes the resolution of these matters will not have a material effect on the Company's position or results from operations. As of December 31, 2018, the Company recorded an interest accrual amounting to $56,715. The accrual is related to a legal settlement from the prior year and is included within accounts payable and accrued liabilities in the statement of financial condition.

NOTE 9.   DEFINED CONTRIBUTION PLAN

The Company has a safe harbor 401(k) plan, which covers all of its eligible employees. Under the plan, eligible employees may defer a portion of their compensation subject to the limitations as specified by the regulations that govern the plan. In accordance with the plan, the Company matches 100% of all eligible employee contributions up to 6% of the employee's eligible compensation. There is no vesting schedule for employer contributions. All employer contributions are fully vested.

NOTE 10. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1, also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $2,216,213, which was $2,018,971 in excess of the amount required of $197,242. The ratio of aggregate indebtedness to net capital was 1.34 to 1.

NOTE 11. RISK CONCENTRATIONS

Securities Clearance and Custody

The clearing and depository operations for the Company's securities transactions are primarily provided by Pershing LLC, whose principal offices are in New Jersey. At December 31, 2018, all securities owned and amounts due from brokers are held by and due from this broker.

Other Off-Balance Sheet Risks

The Company may be exposed to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the aggregate security positions held by the Company's customers may become concentrated in a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer securities position could have a material adverse effect on the Company's business if a customer is unable to meet, in whole or part, a margin call from the Company's Clearing Broker.

NOTE 12. SUBSEQUENT EVENTS

Subsequent Events Requiring Disclosure

Management has evaluated the impact of all subsequent events through February 28, 2019, the date the financial statement is issued, and has determined that there have been no material subsequent events that occurred during such period that would require disclosure in this financial statement or would be required to be recognized in the financial statement as of December 31, 2018.

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